Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

VIA EDGAR

January 20, 2021

Patrick Scott, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	033-251566
	Fund:	LVIP Delaware Diversified Income Fund, LVIP Delaware High Yield Fund, LVIP Delaware Limited-Term Diversified Income Fund, LVIP Delaware REIT Fund, LVIP Delaware SMID Cap Core Fund, LVIP Delaware U.S. Growth Fund, and LVIP Delaware Value Fund (each a “Fund”)

Dear Mr. Scott:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 033-251566) relating to the proposed reorganization of seven series of Delaware VIP Trust into seven corresponding series of the Trust. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2020.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on January 20, 2021.

No fees are required in connection with this filing

Please call Sam Goldstein, Esq. at 484-583-8711 if you wish to discuss this correspondence further.

Very truly yours,

Lincoln Variable Insurance Products Trust

By: /s/ Jayson R. Bronchetti	By: /s/ William P. Flory, Jr.
Name: Jayson R. Bronchetti	Name: William P. Flory, Jr.
Title: President	Title: Chief Accounting Officer